Filed by EchoStar Communications Corporation
                                Pursuant to Rule 425 under the Securities
                                Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject Company: Hughes Electronics Corporation Commission File No. 0-26035
                                Date: August 7, 2001


Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of EchoStar Communications Corporation ("EchoStar") or a combined EchoStar and Hughes Electronics Corporation ("Hughes") to differ materially, many of which are beyond the control of EchoStar include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability by EchoStar to obtain certain retransmission consents; (9) EchoStar's inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in EchoStar's periodic reports filed with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

Subject to future developments, EchoStar may file with the Securities and Exchange Commission a registration statement at a date or dates subsequent hereto to register the EchoStar shares to be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain


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important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement (when and if available) and other relevant documents may also be obtained free of charge from EchoStar by directing such request to: EchoStar Communications Corp., 5701 South Santa Fe Drive, Little, CO 80120, Attention: Investor Relations. Information regarding the names, affiliations and interests of the participants in the solicitation was filed with the Securities and Exchange Commission by EchoStar on August 6, 2001.

The following is a transcript of the analyst conference call held by EchoStar on August 6, 2001.

Operator Good morning, ladies and gentlemen, and welcome to the EchoStar Analyst conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during the call, please press star followed by the zero on your touchtone phone. As a reminder, ladies and gentlemen, this conference is being recorded.

                           Your host for today's conference is Mr. David Moskowitz, Senior Vice President and General Counsel. Please go ahead, sir.

D. Moskowitz               Good morning. I'm David Moskowitz, EchoStar's Senior
                           Vice President and General Counsel. I'd like to welcome all of you today and thank you for joining us, especially on such short notice. In a moment, Charlie will come up here and talk to you about the details of our announced proposal to combine with Hughes and then we'll answer any questions that you might have.

                           But before I bring up Charlie, there are a few housekeeping matters we have to go through so I'll do that. First, as you know, this meeting is intended primarily for investors and analysts so we'll only take questions from investors and analysts at this time. At noon today we'll have a separate press conference and at that time we can answer questions for the media as well.

                           Now for the Safe Harbor. This presentation will contain forward looking statements within the meaning of the Private Security Litigation Reform Act. Those statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by those forward looking statements. I would commend you to the press release and to our periodic statements filed with the SEC for all of the risk factors that are involved in our business. In addition, you are urged to remember to consider words like may, will, would, should, believes, estimates, projects, potential, expects, plans, anticipates, intends, continues, or similar words and words to a negative of those, to be uncertain and forward looking.

                           EchoStar and certain executive officers of EchoStar may be deemed to be participants in EchoStar's solicitation of proxies from GM and GMH shareholders. A detailed list of the names, affiliations and interest of the participants in the solicitation was filed with the SEC on August 6th. Subject to future developments, EchoStar may file with the SEC a registration statement at a date or dates subsequent hereto to register the EchoStar shares to be issued in the proposed transaction. Investors and security holders are urged to read the registration statement when and if it is filed and available, and any other relative documents filed with the SEC as well as any amendments or supplements to those documents because they will contain certain important information. Investors and security holders can obtain a free copy of the registration statement if and when it is filed and other relevant documents at the SEC's internet website at www.SEC.gov. The registration statement, if and when filed,

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                           and other documents may also be obtained free of
                           charge from EchoStar by directing the request to EchoStar at 5701 South Santa Fe Drive, Littleton, 80120, attention, investor relations.

                           Now with that out of the way I'd like to bring Charlie Ergen up to give you a presentation on the proposed transaction. Charlie?

C. Ergen Thank you, David, and good morning, everyone. Again, thanks for coming. As you know, we've announced today a proposal to combine EchoStar and Hughes Electronics. This combination has a tremendous benefit, we think, to shareholders, customers, employees and consumers alike and it's really the next step we think in making DBS a stronger business and a more thorough competitor in the marketplace.

                           I'd like to walk you through this morning why we believe this combination is attractive to the shareholders. How we'll position EchoStar to compete aggressively against the cable industry and why we're confident that we would receive regulatory approval of this transaction.

                           The proposed transaction very simply is a stock for stock transaction with .75 dish network EchoStar shares for each GMH share. Values Hughes at $32 billion, which includes about $1.9 billion of debt. There is an additional $42-$56 billion of synergies in this deal on a net present value basis and we'll go through a lot of details on that before we're done. Economic ownership provides almost two-thirds ownership to the Hughes shareholders and a little over a third to the EchoStar shareholders and again this is potentially tax free to all GM and GMH shareholders.

                           The benefits to the shareholders are really that they increase their value particularly because of all the synergies so there's really a premium on top of the premium, an 18% premium on the stock price but then because of the synergies, that premium is really extended well beyond that, more than really doubling the value to GMH shareholders. It combines a 100% digital platform now to 16 million subscribers so we can compete effectively with obviously the large cable and broadband providers. We know there's consolidation going on within the broadcast industry, consolidation certainly contemplated within the cable industry who are already the incumbents out there. This allows us to reach 100 million households more effectively, leverages some of the economics we already have in this business and I think we combine this with a superior management team that has a great proven track record who has really built this industry brick by brick for the last 21 years and has a thorough understanding of what it takes to put the discipline in the marketplace and compete.

                           Let's go through the economics of the proposed transaction. You can see on the GMH shares, if you happen to be a GMH shareholder today that we've offered you an 18% premium over last Friday from $19 to $23 a share. With the synergies that we're going to go through, that value can go up to between $43 and $49 a share depending on the lower and upper case that we'll show you and of course you'll run your own numbers and make your own conclusions about that.

                           It's a bit more complicated if you're a GM shareholder and I'll try to walk you through it. If you're a GM shareholder you own .76 shares of the GMH share so that's essentially about $17 of value. Today you have about $15 of value, with our premium on it, it's $17 in value and then with the synergy we take you up to about $33 or $38. So even the lower end of our scale in synergy, if you're a GM shareholder today, the GMH share would be half of the value of that today if you believe the synergies that we'll show you in the low end. And if you're a Dish Network subscriber, you have a $30 stock as of Friday and the synergies will take you up between $57 and $66. So it's a win, win, win situation for all shareholders

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                           involved in there. We don't believe anybody can put
                           those kind of compelling economics out here except EchoStar in this deal.

                           Tremendous benefits to consumers, that'll clearly be important as we look at the regulatory side of this. But we're going to be able to increase our local to local service, we're going to be able to double or triple the amount of markets we go to. We know and you guys know that we don't effectively compete against cable unless we can broadcast local channels. The only way we can do that is to more efficiently use spectrum, this deal allows us to do that. High definition television is something that still, after many years, is not rolled out to America. It's something we can do via satellite with the appropriate spectrum, it's something that even the broadcasters haven't rolled out themselves, something we can do in this offering in a very timely manner throughout the whole United States. Video on demand, as you know, is becoming a big factor and strategy, particularly within the cable environment. That's difficult for us to do in the satellite industry unless we have the capacity to do that and this deal allows us to do that and to compete effectively in the video on demand. Again, we can add an awful lot of specialty content, particularly on the interactive side.

                           There's significant cost savings and we'll go through and detail those cost savings but as you can imagine, when you combine two companies that have completely duplicated each other's service, billions of dollars of capital expenditures, half a dozen satellites in outer space, different uplinks and when you combine those together you have a tremendous cost savings that you can pass on some of those savings to consumers. And of course, one of the things that excites me the most is we can bridge the digital divide. We've always wanted to go out there and make sure that people in rural America are not disenfranchised because there's no phone company that's willing to invest or a cable company willing to invest in high speed access. We can do that more efficiently with the bandwidth here now and attack our subscriber base with an offering beyond video.

                           If you look at it, you guys are certainly aware of the multi-channel TV landscape with AT&T being the largest today. On a proforma basis, we would be slightly larger than AT&T but obviously it's likely that AT&T will be consolidating with one or more of the cable operators and in fact by the time we would consummate this deal we may be a distant number two in the multi-channel providers. But it's important to note that this is a combination not of the number one and two players in the marketplace or even the number one and four players like Comcast and AT&T, this is a combination of the number three and number seven players in the marketplace to make it a more effective competitor to the strong incumbents in cable.

                           If you look at it from a revenue perspective, even after the combination of this we're slightly smaller than AT&T as a stand alone company in revenue but certainly a distant second if they were to combine with one of the other cable companies. So again, we're still a bit of a small fish in a big pond, even after this deal.

                           Obviously we've shown this slide to you before many times but we think it's imperative that we continue to leverage some of the advantages that we have. The way we get a bigger pipe is to put the spectrum together and we have to do that. Obviously we have a national footprint, our costs and our technology is less per homes passed and we're 100% digital, although obviously cable's made great inroads there. Our channel capacity would be enhanced, our planned upgrades would be enhanced because we can combine the satellite spectrum we have. Our customer service, at least on the EchoStar side has been rated number one in this industry for a long time. Obviously cable has tremendous advantage of incumbency in terms of being in the home already, in 77% of the homes and obviously broadband is one where at least today cable and perhaps the phone companies have the advantage, certainly cable has an advantage over satellite and we have a long way to go to prove the economics for satellite delivered systems.

                           Having said all that, the combination puts us in a great position. One reason is because we'll be extremely low leveraged. If you look at the cable industry as a whole and you run through the numbers you'll see that there's a little bit less than $2,000 debt per subscriber for the big cable players and EchoStar Hughes combination on a proforma basis is only $429 of debt. Why is that important? Even on a net basis, that takes the cash that we have on our balance sheet and also with what Hughes has, a little over $200 debt, obviously that's important. There is not cash offered in this particular deal. If for some reason General Motors were to say, "Gee, we like the deal but we want some cash." This combined entity certainly has a lot of room to raise additional capital and still be well below 1/4 in fact if you just added $5 billion of debt on there you'd see that you're still in the low $700 range for debt on this company and still $3 billion of cash on the balance sheet to run the business. So a combination of stuff, you can support additional debt if necessary.

                           Again, I think we as an industry and both companies have been very efficient in investing our capital and getting a return on that capital. Our combination of our two companies on a proforma basis would be a fraction of the cable industry in terms of capital invested. Certainly if you look at it on a per basic sub basis again, while we've been a bit more efficient than Hughes has been, we've both been considerably more efficient than the cable industry has been in terms of deploying capital. Again, that ultimately is going to result in efficiencies and lower costs to consumers.

                           We're going to spend a lot of time on synergies because that's what really makes this deal work and why this deal is really unparalleled in the marketplace. I'm going to start to the aggregate benefit. Obviously we're going to go through it in detail but there's really two kinds of synergies.

                           There's cost synergies and there's revenue synergies. We're certainly going to get more subscribers than we otherwise would as we become a more effective competitor to cable. Our RPU is going to go up as we add services that we couldn't otherwise do separately. Definitely, definitely going to increase EBITDA and we're definitely going to reduce churn.

                           In aggregate, we believe that we'll get about 9.4 million incremental subs than we otherwise would have without doing this deal as an industry. We believe that by 2005 we'll be generating $5 billion of annualized EBITDA that we otherwise wouldn't have as independent companies and we think that all that results in shareholder value of somewhere between $20-$26 a share for GMH, $15-$20 for GM and $27-$35 for Dish Network subscribers. And we'll go through the details of this in the presentation and spend as long as you want to on it.

                           In fact, here it is in the presentation. This is the overview of it and as I mentioned, there's cost savings and we'll go again through detail of this but SAC is the number one cost savings. As you know, that SAC has been rising for our industry over the last five years. One of those driving forces is exclusive payments paid to keep one of the other, to keep EchoStar in particular out of some of the CE stores, obviously that wouldn't be necessary in this particular combination. Churn obviously has been rising, a lot of reasons for that including piracy and non-standardization of a product. We can obviously make huge inroads into that by a combination. Nobody doubts that we could save money in programming, we still pay 5%-15% more than the large cable operators for our programming, obviously a combination of 60 million subscribers puts us more on a level playing field with the big cable operators.

                           In terms of revenue, obviously with the advent and the ability to put more PBR devices out there and the advent of the 16 million subscriber base growing to a 30 million subscriber base, our advertised and interactive ability is greatly enhanced over what it would be if you split that between two companies. When you can go into the top 100 markets instead of the



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

                           top 40 markets from a local loop business you obviously are going to get more customers and we know that's a proven model for our company and our industry. So we'll go through some of the details of those. But about two-thirds of the savings are cost savings, about one third of the synergies are coming from revenue savings.

                           I'll go through some of the assumptions here and they'll probably be a little detailed, maybe more detailed than you want here but it's important that you understand that. Certainly people who don't totally understand the industry, it's hard to believe the kind of synergy that we're talking about, raw numbers, until you really break it down and then I think you'll see that these numbers are pretty conservative.
                           Reduced SAC, we're estimating that it's about $125 in reduced SAC on a blended basis. That comes in part from reduced subsidies to the CE stores which are really out of control at this point in our industry and again the exclusive fee itself is a big number there. But we also have great synergies in standardized and the set top box, building a standardized, very similar to cable with Doxus modems, we can standardize that, we can take probably $25 out of the set top boxes in terms of standardizing those. So the customer doesn't have a beta VHS problem, he's just got a standardized system which would be MPEG2. while we both advertise to today and when you combine the companies you probably will spend more in advertising to compete against cable than you otherwise would individually, you clearly don't have to send the same message twice. So you don't have to read one side of the USA Today with one ad and the next page for a different ad saying exactly the same thing, you can combine that into one advertisement. So when you add it all up, about $125 in gross ads and SAC savings that impact in 2005, so a little over a billion dollars annualized.

                           Reduced churn, I think this one's probably a little bit conservative given the recent momentum in increase churn in our industry. But when you combine the companies together you get all the services such as high definition, interactive, standardized set top box, more local local, all those things are going to drive down churn. People are going to be more satisfied with your product. They're going to have all the things that they want in the product, they're not going to have to go out and churn on you, you're obviously going to have more say so in terms of the quality of customer you get. And then you add piracy to that where it's very difficult to control piracy in our industry today where you've got two competing conditional accesses and two providers who have different levels of support against piracy so clearly we think we do a much better job of it in our industry today. DirecTV has admitted to a $50 SAC per customer just on the piracy front and the kind of discipline that needs to take place is the kind of thing I think we're pretty good at as a company. We don't own the conditional access company so I think we could make the objective hard calls, to go and get piracy under control. So I think the 3/10ths reduction is probably a bit understated than what it would be. It will probably actually be a little bit higher than that in terms of savings.
                           Reduced programming costs. We've assumed that we'd get about a 5% cost reduction in programming. That still doesn't bring us in the first year, it certainly doesn't bring us to the same point as large cable operators and then over the next four years we'll get an additional 5%. Still, a little bit higher cost than what the big cable operators pay but it gets us more in line with where they are. Reduced G&A, we're very confident in reduced G&A. This essentially is taking DirecTV and Hughes G&A down to the level that we've historically run at EchoStar so we put them more in our more frugal environment as a company. Our limo service will be yellow and has a meter running kind of thing. So we're very confident that we can reduce the overhead and G&A. Then, cap ex we think is probably a little larger than this but obviously as a company we won't have to build as many satellite and we'll be able to share them.

                           Substantial synergies in cost savings. You guys run your own numbers, some of you will come up a little more, a little less I'm sure. But almost $3 billion by 2005, annually.



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                           Did I skip a slide? Let's see, maybe not.

                           In terms of revenue synergy ... Jason, I was going to ask you is there a slide that's different than this one on revenue synergy? This may not be 1/4

                           Let me just go and see if I skipped one. Can I go backwards? Can I go backwards one more? Okay.

                           I don't usually rehearse but I actually did look at the slides, there was another one in here, but I think I can make this work. I'm used to on the cuff here.

                           In terms of revenue synergies, obviously the largest one is the advertising interactive synergy. We've estimated that incrementally we'll have $30 per customer by 2005. Of course, cable is already at $40 per subscriber and again with the advent of PDR and our ability with more bandwidth to do more interactive national scope and advertising at that time, closer to 30 million subs and 16 million subscribers, some of the things that we think we can do on local advertising through satellite, we think that is certainly achievable.

                           Local service is a pretty easy one to understand, it's a very proven model. We know that we can add approximately 60 markets by combining the two companies. That adds about 25 million homes to get local to local service that aren't getting it today where individually we would not be able to compete effectively against cable. We estimate that we get about 10% more customers in those local markets than we otherwise would. So in those 25 million homes we get about 2.5 million subscribers.

                           Next when I say we will attack the digital divide, we know that by going and combining our companies that we can provide broadband access and get to a standard for broadband satellite as opposed to a beta VHS which is the direction we're headed as an industry today. We can get that cost down to consumers from about $70 to $55 a month. We know we can get more customers and we know we can get more revenue ultimately by bringing the cost down into a standardized system and a standardized satellite platform. So, again that's another $278 million EBITDA impact by 2005.

                           Video on demand, pay per view. We know that just EchoStar, we don't do as good a job as Hughes does on the pay per view side, we're about a half a buy a month below them already so just by combining the company and getting the additional bandwidth we know we can bring that up. And again, we think with a true video on demand model that we're going to get more buys. There's a lot of early data from the cable guys where they had video demand and they're getting more buys. We think a half a buy a month is conservative, about $100 million of EBITDA. HDTV we know will have more content, we'll charge for it. For HDTV we know customers who go out and buy $2,000 and $3,000 and $4,000 HDTV sets are going to want to watch it and we know that we're the proper delivery system for HDTV. We're very excited about that. The EBITDA impact is probably underestimated because we have some SAC that takes that number down. Obviously we have a margin to work with there but obviously HDTV will be a driver for our industry.

                           Then the only negative is we've got to swap some boxes when you put these companies together. That's coming out of our revenue side, it could just as easily come out of the cost side of the equation but we took it out of the revenue side. We will be swapping out boxes. This is incremental boxes that we otherwise wouldn't swap out. Understand that we are swapping out some boxes just as customers are willing to upgrade from time to time, every four or five or six years they're willing to upgrade. So we would do some of that anyway but this is over and above that. We take that out, a little over $2 billion of synergy on the revenue



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                           side. So net/net, that means by 2005 there are about
                           $5 billion of synergy by the time we fully integrate the two companies and get it all on one platform.

                           In terms of the subscriber incremental growth, in terms of synergy it's pretty easy to understand. Local local is about $2.6 million. Again, that's about 26 million homes that we would go to that we otherwise wouldn't with local local. We already are getting 10% more customers where we have local than we otherwise wouldn't. We think that DirecTV has very similar if not higher numbers than that so we're very confident of that. Reduced churn, as I mentioned. Very confident that just a 3/10ths of a percent lower churn than otherwise would be and it generates 3.3 million more customers who didn't churn off of your service and again I think that number is probably underestimated given what's going on in the marketplace today. High definition television, specialty content and so forth will give us customers we otherwise wouldn't have gotten.

                           Again, if we have 15 or 20 channels of high definition television, it's unlikely that anybody who buys a high definition television set will not buy a satellite system. And again, if you take the Kagen reports and the consumer electronics reports of how many high definition television sets are going to be sold between now and 2005, we cut that number by 75% and then said, only half of those people are going to be incremental customers to us. So we really discounted some of those numbers and still came up with a pretty large number there. Then again the video on demand we think has some impact as well. That's how we go get more subscribers in general.

                           What's the present value of those synergies? Here's how we get to the $56 billion which I'm sure you'll get a lot of questions about. We have a lower and upper range, realize the $56 billion of synergy is the upper range. But we take our synergies in 2005 of $5 billion, we put a terminal multiple on that. On the low range, it's 10 which is about where I think DBS is valued today or actually we're not valued that way today, then cable is about 14 so that's the higher range. We certainly think that we'll be a very applicable model to cable by 2005 based on this combination. So that's somewhere between $50 and $70 billion, we take a discount rate of 10% which is what is generally used for cable so we get a present value of our terminal value of between $34 and $48 billion. We have a present value of cashflows from 2002 to 2005, so the first four years, we'll actually get savings of course along the way of $7.6 billion so the present value is $42-$57 billion and if you look at that on a proforma outstanding shares of the combined company, that would give you a present value of somewhere between $26 and $35 in synergy per Dish share.

                           So, I know I went through that pretty fast and we'll come back to questions on that if you don't totally understand that. I do it a little different way because I'm from Tennessee and I didn't learn present value when I was in school because it involved a computer and I think a slide rule back then and I do it on the back of the envelope and I do it a little different way, just to test the math that my guys do and here's how I do it: Forget all the EBITDA and forget that all together. I'm pretty confident we're going to get almost 9.5 million more subs than we would have otherwise gotten and if you just put a $3,000 value on those subscribers on the low range, and if you look at cable today, they're talking about a $4,500 value. It's somewhere between $28 and $42 billion. I believe we get an incremental value on those subs because we're going to be better operators and we're going to get the costs down, we're going to get churn down lower than it otherwise would be. We're going to get extra revenue out of those subscribers so I think the subscribers are probably going to be at least $500 to $1,000 more valuable. It certainly is going to stay on the service a year or two longer than you otherwise would so I get some other value from that between $16 and $32 billion total incremental value, discount rate of 10%, that gives you a present value of between $30 and $50 billion on the back of the envelope.

                           That, of course, is a little bit lower than the previous slide and the reason my back of the envelope is a little bit lower is that I believe that you pass some of these synergies on to the consumer in the form of lower prices. That's what drives you, that's what really drives you to those 9.4 million more subscribers, is that you're charging a couple of bucks less a month for your services than you otherwise would have as an independent company. When you pass those savings onto the consumer, we know that 90% of the customers out there will look at satellite for a buck or two less a month and now we're able to do that. So you take a couple dollars and you run that in your model and you suddenly realize that of that synergy, $5 to $10 to $12 billion of synergy you're going to give back to consumers. In my back of the envelope model, it's really $19-$32 for Dish Network, it's a little bit lower, on the low end than would be because you do pass some of those savings on. I think that becomes a self fulfilling prophecy to get to more subscribers and if you don't do that then you may not get all those 9 million subscribers.

                           Premium to GMH shareholders, again zoomer math. You take the current stock prices, you take the present value of the synergies per share, you take the exchange ratio and the offers and make a long story short. The fact of the matter is that you're really more than doubling, even the low end, you're more than doubling the value of a GMH share today. You're more than doubling if you believe the low end of our synergy. Obviously if you said we'll just take a 50% haircut on the low end, then you would only be 60% return to shareholders. And so forth and again, I think they should go through the analysis of our synergies, it's fundamentally sound, you'll think it's relatively conservative. So again, tremendous value to a GMH shareholder in this deal.

                           The value to a GM shareholder is a little bit more difficult to understand because we can't do the methodology exactly the same way. But because they own .76 shares, their value before our offer was about $15, or $15 of a General Motors share was attributed to GMH. That would go, even in our low range to $32. So you could assume that GM would go up in price if they pick up another, whatever that is, $18 of value in our low end. Of course it's $20 something in the high end so again, a good deal for GM shareholders.

                           Of course the premium to Dish shareholders, while not as impressive as it is to GMH shareholders because we're paying a premium for their stock in the first place so we're paying a premium on top of a premium so to speak, still very impressive return for our shareholders to get somewhere between $26 and $35 additional value. That's what makes this whole deal so compelling. There's no other combination that can really do that kind of valuation in terms of doing that.

                           If you look at our company itself and why should EchoStar be the one to make this offer and put these two companies together? We're already the fastest growing multi-channel TV provider in the United States. We've proven that we have a powerful business model that's EBITDA positive now. In fact, last quarter it was actually earnings positive.

                           I think we do have a very focused results driven management team from top to bottom, that certainly understands all aspects of the direct broadcast business. From 21 years experience when we started with big dishes to the fact that we've built and launched satellites to the fact that we built our own uplinks, call centers, service centers, customer installation network and so I think we know how to operate this business. Again, I think we have an historical ability to create a shareholder value, good times and bad times we've been able to do that. If you look at our ability to execute, compound annual growth rate of revenue of almost 100% since 1996. Subscribers almost 90% in terms of subscriber growth since 1996 when we first started and our incremental marketshare has grown to fully two-thirds of all net new subscribers in the DBS business are going to dish network. That's even with the disadvantage of not being in a Blockbuster, Radio Shack, a Circuit City, a Best Buy, a Wal-

                           Mart. Some of the biggest retailers in the country don't even carry our product. When customers go in there they don't even have a choice to look at our product yet we're still able to get two-thirds of all the net subscribers in the marketplace today. So we have the ability to execute.

                           If you look at us versus DirecTV, I think you guys know all this. I think that we typically outperform on the key fundamentals across the board and I think we can bring that management and that focus to a company that has admitted they've lost their direction a little bit, they've lost their formula a little bit. And I think we can bring it back and bring this industry back to where we all know it can be. Again, our value creation speaks for itself but nobody, whether it be cable industry or GM or GMH or S&P or the cable index has come anywhere close to the kind of returns that you guys have achieved on our stock if you bought it in 1998.

                           Let's spend a minute on regulatory overview because certainly that's something that is easy for the skeptics to say well, you won't receive regulatory approval. That's obviously what the people that want to be skeptical and don't really understand all the ins and outs of how this deal will be perceived. But first of all, I'll start with the improved market dynamics.

                           It's important to point out that this is a combination of the third largest and seventh largest video pay TV providers. It's the third and the seventh and when you put them together we'll be about the same size as AT&T's largest cable company and smaller than AT&T likely combining with someone else. So again, that is going to give us 18% of the pay TV market. The cap, the cap by the SEC is 30% and that was thrown out of court by a court of appeals judge saying that was too arbitrary and that the cap should be maybe as high as 60%. Maybe as high as 60%. So we know that cap is going to be raised by the SEC, most people estimate it'll be somewhere between 40% and 60%. We're only at 18% when we combine these companies.

                           If you look, the cable industry still controls 77% of the pay TV market. There's no question that it's critical that when the regulators looks at this that they consider us as part of the pay TV market, they don't consider satellite companies as a separate market. And if they do that obviously then there would be problems but we don't think that that's historically what they've looked at, we don't think that's what they will look at, we think that they will ultimately decide that a strong DBS industry is more 1/4 one strong player in DBS to compete against the cabling companies, is more competitive, better for consumers, than two weaker ones. We've been around for seven years as an industry and we have not been able to stop the cable rate increases of two and three times the rate of inflation each and every year since 1990. Even though we've been around. The only way we're going to stop that is to become a stronger industry and realize that we have no programmer affiliations, we have no objective but to get the lowest programming cost in America. We don't own the programming, we don't have cable affiliations, we don't have 68 million customers that we have to do favors for in the cable industry. It's a big advantage that we have to go out and get the best deals day in and day out for our customers and I think regulators will understand that. I know they understand that which is one of the reasons they turned down a PrimeStar deal before where you had News Corp and TCI, the cable industry going in. What they didn't turn down were EchoStar bought the News Corp assets. So I think that that's very important.

                           In terms of benefits to consumers, the regulators will certainly look at this and say overall when you look at this transaction are the consumers better off with this deal than if this deal doesn't happen? I think the answer's pretty clear that the consumers will be better off. First and foremost we're going to be able to go to more markets and compete against the cable with local local. Now we're not the people that passed must carry. The Congress of the

                           United States forced must carry on our industry, we have to combine these to be able to comply officially with that. There's no question that it doesn't make sense to use bandwidth while people are screaming for bandwidth, they want the defense department to give up bandwidth, they've auctioned it off for billions of dollars for cellular phones, tens of billions of dollars. And here we have a chance to more efficiently use bandwidth so that both of us don't broadcast HBO. Both of us don't broadcast local Boston channels on different frequencies using different satellites and different bandwidth. My analogy is a little bit like flying two planes or two airlines and the government mandates that you can only fly them half full. Well, obviously you can't make much money if you're flying airplanes half full compared to what you could if you were flying the airplane full. But we have to use half the capacity and they duplicate the other half of the capacity, and when we combine them we can obviously duplicate what we offer.

                           And additionally when we get lower programming costs, we can pass it on to the consumer to give customers lower prices. We can give things like HDTV, Interactive Service and broadband service, particularly to rural America. It's always been one of my dreams that every American could get broadband access or HDTV, we can do this with this combination. I will say that the only aspect that we've looked at where we think people do have a legitimate point is that in certain cases in rural America where there's not a cable operator and where Pegasus is not involved, so it's very few homes, that those homes could be disenfranchised if we're not careful and I think it's an easy answer, which is we have nationwide pricing so that the most rural customer who has the least competition as a result of this merger will always get the best price. It's an easy thing to put in place and it's an easy thing to work with regulators on to make sure that nobody's disenfranchised because of this merger. That same rural customer is now going to get high definition television, is going to get broadband access, he's going to get interactive services and things he otherwise wouldn't have gotten without this merger.

                           We mentioned that third party support. Even GM and GMH management certainly have mentioned to some of you and certainly have mentioned to us that they believe that regulatory approval is likely. And obviously Don Russell actually, it was commissioned by one of the analysts to do a study and of course it comes from, is a former chief with the Department of Justice Task Force and his conclusion in general, General was that this deal would pass regulatory approval. So again, it's easy for anybody to go and say this thing will have regulatory problems, it's easy for people to be skeptical about it because the Justice Department doesn't comment on it until you actually file your Hart Scott Rodino and get all the facts in front of them and they get to go gather evidence. But I'm convinced that when they gather their evidence the consumers will be better off as a result of this deal. Prices will be lower and we'll be a more effective competitor as an industry to cable where we just haven't been able to do that over the last seven years. They still have 77% of the business and even the combined entity is only 18%.

                           Our road map to completion, obviously this is such a simple deal on the surface that an execution agreement could be relatively immediate. Now, that's not to say that General Motors would come back to us and say gee, we like the deal but we want different aspects of this. Or, we want some cash. That might take a little longer obviously because we're certainly willing to listen to any ideas they might have. Probably the shareholder vote will take about four months and we think regulatory clearance takes about nine months in this deal. Obviously it's possible that regulatory could take as much as a year. We're certainly not as complicated as AOL/Time Warner. That one I think was a year to the day but we're not as complicated as that so we don't think we'll take quite that long. But make no mistake about it, any transaction with GMH, regardless of who might be involved in it, is going to have a lot of regulatory scrutiny. It's going to take some time to get it done. But in the meantime, at least we can put a roadmap together to solve some of our industry's problems and become a more formidable competitor to cable.

                           In summary, it's a powerful combination with undeniable DBS economics that for the first time get focused in the same direction. I think the people that would be most upset about this deal will be the cable industry and they'll scream the loudest. Great value creation for all shareholders and we bring along with that the EchoStar management team, financial strength and flexibility of the combined companies and a track record of performance. So with that I think we will take questions unless 1/4 right here.

Participant                Charlie [inaudible]. What's different with this deal
                           instead of previous deals you bought to DirecTV?

Operator Ladies and gentlemen, if you have a question you will need to press the one on your touchtone phone. You will hear a tone acknowledging your request and we will take your questions in the order that they are received. Once again, if you have a question you'll need to press the one on your touchtone phone. If you're on a headset please pick up the handset before pressing the buttons. One moment, please.

C. Ergen ... with or without regulatory approval for I think $5.5 billion of cash and the assumption of debts was about $7.5 billion deal. We looked at launching another satellite that we could jointly operate to get some of the economies of scale that we talked about, a fraction of them. Certainly not all of them but certainly if there wasn't regulatory approval at least they would be benefit to both sets of shareholders regardless. Again, DirecTV did not show any enthusiasm for that and ultimately decided a couple of weeks ago they didn't want to pursue that any further. News Corp had exactly the same problem back in February as you might recall where DirecTV or Hughes didn't think their offer was good enough or whatever it was.

                           Ultimately they appealed to General Motors themselves directly. We understand from press reports that they've obviously been in discussions for a long time. Obviously we're doing the same thing here. We're saying, look, we don't want our analysis to be filtered at the DirecTV level, we want our analysis to be filtered by you the Board of General Motors and by you the analysts out here. You can look at the ... people will say, those synergies just aren't there. we don't think those are real. Well, the fact of the matter is one of the first calls I got was from analysts who said, we think you've underestimated those synergies. We think they're quite a bit higher than that. So I think you guys get to go to your own analysis, you put your own numbers in there and figure it out. But without question the synergies in this deal, I don't know of any deal that has any synergies with DirecTV unless you're already in the business in the United States. Any synergy that the market gives us credit for is going to be reflected in this deal beyond the 18% premium we already offered. So the deal's quite a bit different. That's not to say that if General Motors came back and said we didn't understand some of these things, we're willing to talk more seriously about it, but by the way, we just have to have some cash. We'd certainly take a look at that and certainly the combined entity has plenty of room to support the cash. But they can take our stock as well. And they can sell the stock, if the stock went up by the tax payment they would be better off taking stock and having a liquid investment, selling it when they feel inclined to sell as clearly tax rated GMH shareholders.

Speaker I heard you say on CNBC that you maybe want to buy PanAmSat either way. Is that true?

C. Ergen In our original offer to them we would have bought PanAmSat. They could have asked us about PanAmSat if we didn't get regulatory approval and we would have done that. That gave them certainty. They asked for certainty, we gave them certainty. I think we were very creative about how we approached trying to meet the objectives of General Motors as we understood them from DirecTV. But I think at the end of the day DirecTV just didn't share our enthusiasm. They didn't believe there were synergies there. It was hard for me to believe they didn't believe there were synergies there because they weren't using the same slide rule I was using, I guess.

                           And we thought that it was better to get this out in the open. I guess to say it another way for those of you who play poker, if the decks are a bit stacked against you, spread the deck on the table and let everybody look at the cards and then they can see if it's stacked or not. If it's going to hide it back here then we really didn't get an objective look at it in our opinion. So we're hopeful that once you guys get a chance to look at it, the shareholders get a chance to look at it, people evaluate it. They can say is this is serious, is this credible, are these synergies real, is this offer real? We're serious about it. I don't come out and spend time in New York and I don't put a suit on unless I'm serious.

                           Back here?

Speaker [inaudible] as you looked at the transaction how much money do you think your company needs to raise [inaudible] operations?

C. Ergen The combined company has $3 billion in cash, that probably actually is enough to fund the operations as I understand them. And I think the question would be, does General Motors want cash? And if so you're probably raising that amount of cash. We're moving very quickly to a cashflow kind of model at EchoStar. I think with proper discipline within the DirecTV camp, I think you'd get there pretty quick. Just eliminating exclusive payments and putting a real focus on piracy probably reduces your SAC by between $100 and $200 almost overnight. So I think there's a lot of things you can do relatively rapidly but the combined entity has plenty of room to raise capital. No question about it.

Participant                [inaudible] or would you not continue to fund that?
E. Ergen                   Again, we haven't been allowed to do all the due
                           diligence, obviously that maybe you've done. But
                           Spaceway is certainly something you have to look at as how you would combine that for broadband and again, we would take a look at it and say what's the best economic use of capital and is Spaceway the right way to do it or should it be changed a little bit, should it be sold, should it be downsized some, or does the business plan make sense. I think they've already spent $700 or $800 million on that. I think it's about a $3 billion project over time, so at least in the United States, so we have to take a look at that. And PanAmSat obviously has deteriorated margins and there's some things I think you can do in terms of value add with PanAmSat, certainly the Net
                           36 hasn't worked out so well. Certainly Latin
                           America's not going well, certainly some things you could do there but it's an asset of great potential value but like any asset it has to be managed. You can have a great racehorse out there but if you don't have a jockey on it, it's not going to win any races and we have to go out there and look at this company and say we think we can do a better job. If we didn't think we could do a better job, we wouldn't be offering the premium that we are.

                           Yeah, Tye. Can you, by the way, state your name or identify yourself and the firm.

T. Corr Tye Corr [sp] Credit Suisse First Boston. Can you just elaborate a little bit on the logistical challenges of establishing a standard platform in terms of would you switch out the DirecTV boxes or would it be the Dish network boxes that would be switched out? And which orbital flat would serve as the common platform? And then on the cost side, what is your estimate on the cost per subscriber to establish that standard platform?

E. Ergen It's a good question. Again, that's something we would do in conjunction with DirecTV but there would be very much a logistical issue in terms of how you would combine the platforms. You have a lot of different options about which orbital slot would be your main orbital slot, whether it be the 110 location or the 101 or 119 location. And you have a lot of logistical issues as to what would be your standard. Given the piracy issue that we see today, I think the decision has become easier perhaps and given the fact that the DirecTV system is not MPEG2, the world standard, I think you probably would go to an MPEG2 system which certainly at a bare minimum two sets of conditional access systems so if you get pirated, you have the ability to change that on the fly.

                           That could mean that you're switching out as many as 10 or 15 million set top boxes over a period of three or four years. Having said that, you're going to be switching those out to the personal video recording devices, interactive boxes and so forth, so it's not as bad as it sounds from an incremental basis. But clearly it'd be a very similar issue to cable going from analog to digital. We are going to have some upgrade cost in that. We believe that's about $2.5 billion incremental for the set top boxes over what we would otherwise spend separately. I know many of you know that DirecTV already has a plan to go out and upgrade their boxes called Vegas that they've talked to the Street about, apparently. And again, they already plan to do some of that at great expense. We think that expense can be greatly reduced and get to an industry standard that'll be better for consumers.

                           So that's a detail that we've thought a lot about. We think there's a lot of options to that. We're comfortable with what the downside, biggest possible number there is and we know we can make it a better system as a result of that, and we certainly know we can rein in piracy.

R. Kamowitz                Robb Kamowitz with SG Cowen. Can you describe the
                           type of synergies that you would or the difference in synergies that you would get in terms of an outright merger versus just a specialty sharing arrangement that you might be able to do with potential new owners of DirecTV if it's not you?

E. Ergen One of the reasons, Robb, for the timing today is we're getting ready to launch our, and they are going to be launching their local, local spot beam satellites. And as we position those in outer space, you kind of get to a point of no return where you can't ... where if you don't have an agreement, you can't get ... you get to some synergies in the future, but it costs you so much to get there in terms of switching people around. So the time is now to do that.

                           And unfortunately we have never been able to get ... I've tried for five and half years to have talks with DirecTV to share something simple like backhaul on fiber which saves them $20 million a year and us probably almost as much and we can't even do that. We just haven't been able to get to where we could share anything and regulatory approval, no matter what happens with their company, is probably going to be nine months minimum for anybody. We're probably pretty set in our ways. Nine months from now once our satellites are up and their satellites are up in terms of local local. So the time to do it is now. We think the best way to do that and the reason we're making this offer today ... we've done all the things. We've been talking to DirecTV for two years to put the systems together. We've had a lot of support from previous management. That management's not there any more. We thought we had things going on that were positive there. We've come back, now we're going to put the cards on the table so that everybody can see them.

                           Back there.

Participant                [inaudible] would you be looking to sell PanAmSat if
                           you did acquire Hughes?

E. Ergen                   I can't quite ... what assets did we look at?

Participant                What assets would you be looking to rationalize if
                           you did acquire Hughes and specifically what's your view on holding PanAmSat?

E. Ergen I think the core asset is DirecTV. That's where the synergies are in this business deal. That's a core asset. That would be off the table. I think that you might ... certainly PanAmSat's a very valuable asset if properly managed but it's certainly not critical to the business. Spaceway. Big question market I think in everybody's mind is how valuable it is. Latin America. We're not a company that's looking for global dominance as a company. Latin America I think would not be critical to the synergy in this business. H&S is very similar to our ETC side of our business which is the engineering side of our business. I think it's not critical by any means but certainly a combination of ETC and H&S, they both have valuable assets that help drive your DBS business. But I think the cable competition is so formidable out there that you have to be real careful about trying to be everything to everybody and I think you have to really focus as a management team on what it is you want to be. And we know what we want to be. We're not a programmer. We're are just ... we're distributors of zeros and ones in the United States to consumers, every square inch, all 50 states. That's what we are as a company and we like to have a relationship with those consumers where they trust us and think they're getting a fair value and in doing that we wouldn't necessarily have to have some of those assets. Be nice to have and if you can afford all of it and manage all of it, you'd take a look at that but if you needed capital or you didn't think you could manage those assets or somebody offered you a price that was compelling, take a look at it.

                           Right here in the middle. I apologize, I can't see because of the lights, so I don't even know who I'm looking.

M. Nabi                    Hi, Charlie, it's Mark Nabi with Merrill Lynch.

E. Ergen Had I known it was you, Mark, I wouldn't have called on you.

M. Nabi Oh thanks. Just a question regarding I guess the NRCT and talking about the softening out of the DirecTV boxes and then you talk about the regulatory requirements needed. So how would that work in your mind? I mean how would a Pegasus or the NRTC compete if you're going to swap out those potential subscribers to the EchoStar platform at 119? I'm just trying to get a better understanding, particularly when you have to talk about competition in areas where there's no cable.

E. Ergen Mark, it's a good question. I think all the pundits who said this'll not have regulatory approval haven't figured out that their marketplace today in rural America even with this deal there'd still be two choices, one would be the NRTC/Pegasus, one would be Dish Network probably. So that wouldn't change and I think that we would look to work with NRTC and Pegasus to make sure they're not disenfranchised in any way and make sure that their customers are taken care of, even if it's at our expense in the sense that we're changing out the system unbeknownst to them, I mean without their direct involvement in it.

                           So those are I think the things you have to look at but clearly those are companies that do well in rural America today and we don't see that changing.

                           Back here in the corner.

A. McLener                 Hi, Alex McLener from Redman Capital. To go back to
                           the poker game or the racehorse analogy.

E. Ergen An analogy is the lowest form of anything. I apologize.

A. McLener                 I understand, but to go back to the deal itself
                           rather than the potential synergies, if GM's Board says EchoStar we've heard this all before and we're just not going to go with it for regulatory reasons or whatever which you don't agree with and they go forward with the News Corp deal, would you be willing to have a ... and they'd have to have a shareholders vote, would you be willing in that instance to actually go directly to the shareholders to basically file some sort of proxy statements to preclude News
                           Corp from getting the shareholders votes? In other words, go directly to the GMH shareholders and away even if GM did not approve your transaction?

E. Ergen I don't want to go there with that question. I think at this point we think we want to hear what GM has to say or answer any questions that they may have privately before they make an answer so that ... Because I think when you look at the economics of this they're so compelling that you've really got to take a look at is and say maybe this is the right thing for our shareholders. And again, I think to some degree shareholders will have input in that. I think at the end of the day you've got to run a company for the benefit of the shareholders. As hard as that is for me to give up super voting shares to make this transaction work, that is not something I personally want to do. I've worked my whole life to be able to be in control of destiny but this deal is so compelling that this is probably the only deal in my lifetime that I would ever do that for and I think that they have to have the same attitude that they're going to go out and do the best thing for their shareholders and I think when you do that, this deal comes together.

M. Nabi Just as a follow up have the synergies and benefits changed in the last year in any way the economics in your mind?

C. Ergen The economics were better last year. We would have been closer to ... we would have less boxes to switch out or less things to do. Having said that, the piracy issue has become more known about and I think we understand a bit more what we'd have to do about that. In that sense I guess we'd have a little bit better business plan to go after that than we might have last year at this time. But no, I think the sooner we ... I would have liked to have gotten a deal done two years ago, five years ago, a month ago. They've obviously been looking at deals for over a year now publicly and let's take a week and let them look at this and go to them and push the numbers at the GM level and see if they see the same things that we see. I mean I can't believe you can't look at this and not see what we see.

                           I'm going to take some questions from the phone, if I can. Maybe I can hear them down here. Can we do that?

Operator Our first question is from Jeff Woldarczak, CIBC World Markets. Please go ahead with your question, sir.

J. Woldarczak              Thanks, Charlie. Have you had discussions with news
                           regarding receiving concessions to walk away from a potential bid?

C. Ergen                   I can't comment on that.

J. Woldarczak              Okay, what was your sort of long term implied U.S. TV
                           household satellite penetration rate before this bid and where do you think you can get to?

C. Ergen I think we used industry, we tried to use industry analysts' numbers so we didn't confuse everybody with some of our own stuff. I believe that in 2005 that was $21 or $22 million and we think it goes by about $9 million higher than that. I think we took an industry consensus. We use an industry consensus from analysts, is that correct. Okay, $22 million to $9 million north of that, $31 million.

J. Woldarczak              Okay and then just what's your implied operating cash
                           few margin in 2005?

C. Ergen                   Operating cash margin?

J. Woldarczak              Yeah, combined.

C. Ergen I was going to say 40% but Jason's over here, we're working the models, so it's closer to 45%. I kind of run everything on the back of the envelope for me and that 40%'s a working number. If I start getting higher now I want to pass on savings to customers, if I get lower than that I know I'm running an efficient operation, I know I need work to do.

J. Woldarczak              Fair enough. Thanks.

Operator Our next question comes from is from Waldo Best of Morgan Stanley. Please go ahead with your question.

W. Best Thank you. Just a follow up question on the super voting control issue. As the transaction stands right now as proposed, what would your voting position be, control position would be of the company?

C. Ergen                   Again, all these details are not in the letter.
                           Obviously you can't put all the details on our offer to GM but what we have offered GM in the past and are willing to do is that EchoStar shareholders would have 34% of the votes post-deal and I would have the majority of that 34%. I imagine it would be around 30%. I have about 90% of that 34%, so I have about 30%. So that would make it tax free and obviously be a company that would be run by a Board of Directors without ... the way we run EchoStar today. Many people think I get to make decisions today. My Board of Directors talks me out of stuff all the time. They didn't talk me out of this one because they supported it.

W. Best                    What would your effective voting position be?

C. Ergen In that particular scenario, I would have about 30% votes of the total company. EchoStar shareholders, of which I would be the largest, would have 34% and the GM and GMA shareholders would have 64% of the votes. That's making it tax free. That's the general simple ... we try to make this transaction simple. We don't need to go another year with the transaction that's complicated if we can help it.

W. Best Okay when you look at the two outstanding convertible issues that you have, have you studied whether or not change of control puts will be triggered under the transaction as proposed?

C. Ergen We've looked at the provisions in general, both on our debt and converts, and again, you'd have to see ... we don't have enough detail of how the transaction would ultimately be contemplated as to how that change of control provision may or may not apply. Having said that, we don't think ... we think obviously the economics of this are compelling and we that that obviously our bondholders will support a deal like this under any circumstances.

W. Best                    Thank you.

C. Ergen                   Let's take one more question if we've got it.

Operator Our next phone question comes from Gary Lapidis of Goldman Sachs. Please go ahead, sir.

G. Lapidis                 Good morning. A couple questions. First would be you
                           mentioned that you get the feeling that maybe GM has not been ... doesn't have as intimate a knowledge of what you're proposing as maybe you'd like them to and that maybe DirecTV didn't believe in the synergies, maybe since a lot of the synergies are their jobs. Do you think that really this is an issue, that GM doesn't understand what you're offering and that once they see it maybe they'll be a lot more receptive to it?

C. Ergen I can't speak to DirecTV's motivations and in fairness, we had a representative from GM in some of these meetings. We did have a representative, but we didn't have Board members for GM, we didn't have an executive officer of GM. And again, I just use logic. The economics of this deal are so compelling, they cannot be matched anywhere else, we don't believe. We don't believe any other offer can come to GMA shareholders that will offer this kind of value that it's hard to believe that if they truly understood it that we wouldn't have significant dialogue at the GM level.

                           Now you may get through that dialogue and ultimately decide one party or the other that the deal doesn't make sense. We just never got that opportunity to do it and you guys know the business better than anybody and I don't have to convince you of the economics of this. There'll be skeptics other places, but I don't think they're going to be in this room in terms of the economics of the deal.

G. Lapidis                 Okay, just on a related question. Since so much of
                           the upside is the synergy, how much of that synergy might you be willing to pay GM in the form of cash, if at all?

C. Ergen Well, we offered ... I believe we offered, as I mentioned before, $5.5 billion in cash, so again ... I don't know what you do in life when you offer ... somebody tells you they want $5 billion of cash and you offer them $5.5 billion of cash and they say they're really not enthusiastic about that. So I tried something different which is how about stock and if you wanted to convert it to cash, you have the ability to do that or you can give it to your GM shareholders if you do want cash. I mean we're happy to talk about that.

                           The only thing I can tell you that we were told that they wanted something at least $5 billion of cash. And we believe we accommodated that in an early offer. So we're certainly willing to revisit that if that's something that is critical to make this deal done. This deal makes sense, it's great for everybody and we're going to try our best to get it done.

G. Lapidis                 And would you be willing to price that cash with some
                           of the synergies in it, in other words that for the total consideration on the cash piece they're actually getting some of the synergy upside?

C. Ergen I wouldn't want to speculate on that. If they really believe there are synergies there, they ought to hold on to the stock would be my initial reaction, but I don't know how you do deals where you say you can sell your stock, but oh, by way, I still get the synergies if there's any there. I mean unfortunately usually when I do a deal, I have to make a decision and I don't necessarily get ... if I don't take the downside risk, I usually don't get the upside. It would seem to be that would be disenfranchising the GM shareholders because that's come out of somebody's ... the EchoStar shareholders.

                           I would say this, based on your example, I'm not sure that that would be fair. Having said that, if somebody can show me a way that's fair to EchoStar shareholders and GMA shareholders where GM retains the upside after they've sold the company, if somebody can show me that, and people would vote for that, I think we'd consider that.

G. Lapidis                 Well that seems like a fair answer. Thank you.

C. Ergen Let's take from the audience here, I think in the middle here. Two more questions? Okay.

C. Davis This is Clark Davis, Ridgecrest Partners. If the logic and the economics of the deal are so compelling for the combined company and you think over the next week that even though GM side and Jesus had a year to look at the economics and realize that there is huge synergy, do you think you can convince them of that? Then it seems like the catch is the deal can't go through Justice and FTC. So as shareholders of Hughes and Dish, how do you get comfortable with that side of the equation?

C. Ergen Well I don't think anybody in any ... this transaction is so big, not matter what they do, that nobody would stand on the podium and convince anybody that it's going to go through regulatory approval just like an [inaudible]. AT&T and Comcast can ... that one supposedly has no problem, right, but if you can combine the number one and number four companies and you can't combine the number three and number seven companies, then something's wrong here. I can't convince ... I'm not going to be able to put an ironclad guarantee out there, but I can tell you that I believe, based on our regulatory counsel, based on talking with former people in the government, former people from Justice, and knowing what I know from Capitol Hill, the FCC and Justice and the FTC, I believe ... I have a lot to lose personally. I wouldn't make this bet unless I felt the likely outcome was that we would pass regulatory approval. I'm not saying that you wouldn't have some serious discussions with regulators about how you protect the consumer.

                           But I think you're going to find consumer groups are on the side of this deal, particularly maybe versus some of the alternatives. I don't think all the information is out there. I don't think people have realized that Pegasus and NRTC are still in rural America after this deal is done. They haven't realized that we are willing to go to a nationwide pricing scheme where the people in rural America can get the benefit of the robust competition in the cities. I think when you look at those things ... people don't realize the efficiencies that are garnered from putting spectrum together which becomes a very ... which is a very, very valuable resource today.

                           So when you put all these things together, I think the conclusion you get to is that on an overall basis this is also a compelling deal for consumers and those people who might need protection can be protected in the deal.

                           So nobody can give you an ironclad guarantee, nobody can guarantee you when you buy a stock it's going to go up and you take those risks every day as investors. But at least you know you have what I think is a very likely likelihood that you have compelling value coming and that's the risk that we're willing to take or recommend to our shareholders as EchoStar management.

                           Last question right here.

K. Zia Charlie, Karim Zia, Deutsche Bank Alex Brown. One of the synergies you didn't mention which seems to be one of the things driving cable consolidation is the strategic value of scale in terms of leveraging your distribution into developing content or developing strategic partnerships with others. Can you just talk about how you look at that and how much that factors in your decision and then for you or David, can you just talk about the antitrust filing you have against DirecTV - what the status of that is and what your response would be to GM's insistence that that be taken off the table?

C. Ergen On the first question, we indirectly talk about scale in this in the sense that we're talking about that we do get interactive. The best place you see is the interactive advertising scale because you just don't get to those kind of numbers without the scale. There's a lot of things we don't talk ... we didn't put everything and the kitchen sink in here, we were just trying to give you the highlights. There's a lot of stuff that isn't in here. Look at professional sports. Today, DirecTV pays for our customers even though they can't watch it to keep us out exclusives. Obviously if our consumer base could watch it, they would actually sell sports at a profit, not a loss. That would be synergy to this deal that we don't have in here. So there's a lot of synergy on scale that we just didn't put in here but we did put the interactive advertising piece of it which is the largest piece of the scale. We don't have a business plan to go out and become our own programmer. We really want to be Switzerland, which is we are the best distribution network of zeros and ones to every square inch of the United States, whether it be your home, your school, your library. We don't know programming. Let other people go, and we're going to go get the best prices for you because we have some scale to go negotiate that on your behalf and we're going to get the best price we possibly can, but we don't have ... we're probably not going to buy sports teams and studios and develop our own content, at least from a video perspective, it's possible educational content, our data content that may come on, may make some sense to us.

                           That's the gist of that. David, did you want to address the legal issue?

D. Moskowitz               Sure, the second half of Karim's question was the
                           status of the litigation that we have filed against DirecTV in Denver, the antitrust action. That's been stayed by agreement of the parties through mid-August at which time there'll be another discussion with the judge and we'll see how that goes. Obviously we're hopeful that the GM board will consider this offer favorably and there'll be a further extension and that that litigation could ultimately be resolved through a transaction that makes sense for both companies, their shareholders and consumers. And that's where we hope this will go. Obviously if it doesn't ultimately go that way, we'd have to pursue the litigation. We've said that we believe there's a submarket in rural America. Charlie's addressed the ways in which we can cover that submarket so consumers aren't disenfranchised even in rural
                           America but certainly we think some of the practices of DirecTV in the past are wrongful and we continue to take that view, though we'd much rather resolve this through a merger of the companies.

C. Ergen And I might add, deposition in that case would support our regulatory approval, that that's their position and obviously that we are the number three and number seven markets, so they support our theory at this point. So with that, I think ... are we off somewhere else or are we going to be around here for questions just for a minute?

                           Okay so Jason and Michael McDonald, our CFO, and Jason Kaiser are here, so they'll walk you through. I know that model was pretty quick, they'll walk you through some of that. I know you'll have questions about it.

                           Thank you very much for coming.

Operator Ladies and gentlemen, that does conclude our conference for today. Thank you for participating, you may all disconnect.

The following is a transcript of the press conference held by EchoStar on August 6, 2001.

Operator Good morning, ladies and gentlemen, and welcome to the EchoStar Press conference call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions will follow at that time. If anyone should require assistance during this call, please press the star followed by the zero on your touchtone phone

                           Subject to future developments, EchoStar may file with the Securities and Exchange commission a registration statement at a date or dates subsequent hereto to register the EchoStar shares to be issued in the proposed transaction. Investors and securities holders are urged to read the registration statement and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and any other relevant documents at the SEC's internet website at www.sec.gov. The registration and any other relevant documents may also be obtained free of charge from EchoStar by directing such request to: EchoStar Communications Corporation, 5701 South Santa Fe Drive, Littleton, Colorado 80120, Attention: Investor Relations.

                           And as a reminder, ladies and gentlemen, this conference is being recorded.

                           I would now like to introduce your host for today's conference, Mr. Charlie Ergen, Chairman and Chief Executive Officer. Please go ahead, sir.

C. Ergen Thank you, operator. Good afternoon. Thanks for joining on short notice and we'd like to discuss our proposed combination with Hughes for you. Hopefully you've seen the press release, you've listened to the investor meeting so I'll make just a few comments and then take your questions. But in short we believe the combination of EchoStar and Hughes will bring tremendous benefits to both GM and GMH shareholders as well as EchoStar shareholders. And we think it's also a great deal for consumers because of the increased competition of cable we can offer.

                           Shareholders will benefit because of the mass of synergies, our ability to compete more effectively and I think in part because of EchoStar's management team proven track record and able to manage this business. GMH shareholders will receive an immediate premium of 18% based on last Friday's closing and then with synergies that could be an additional $20-$26 a share, so more than double the value of their shares. Obviously our shareholders will benefit from the synergies as well. At the end of this transaction EchoStar shareholders would own 34% of the shares and GM shareholders would own 66% so obviously they're getting almost two-thirds of the synergy as well.

                           I think a lot of questions we've had about regulatory approvals, I think there has been a lot of speculation about regulatory, a lot of it misinformed speculation. But we think that this combination will receive regulatory approval in large part because it will be good for consumers. We'll be able to access more cities. We'll be able to go to double or triple the number of cities that we do as an industry today, to go out and broadcast to local channels and local markets. We know as an industry we have to do that to have effective competition to a cable operator in a particular market. The cable operator in those markets continues to, even after seven years in this business as an industry, cable rates are going up two or three times the rate of inflation. The only way that's going to stop is to have a strong satellite provider to compete with those folks. This is a transaction that only puts together the third and seventh largest pay TV providers. Even combined we're only 18% of the market. You look at an AT&T or a Time Warner, or worst yet an AT&T combined with Time Warner or ComCast and we still would be a pretty small fish in a big cable pond after this transaction.

                           We don't own programming as a company so we have one sole goal in mind which is to get those programming costs down. We have no cable relationships. We can compete day in/day out without having to worry about whether they're going to carry our programming or not and it gives us an effective tool to pass those savings on to customers. So with that, I'd like to take any questions you may have.

Operator Thank you, sir. Ladies and gentlemen, at this time if you have a question you will need to press number one on your touchtone phone and you will hear a tone acknowledging your request. Your questions will be taken in the order that they are received. If your question has already been answered, you may remove yourself from queue by pressing the pound key. In addition, if you are using a speaker phone, please pick up your handset before pressing the buttons. One moment for the first question please.

                           Chris Stern of the Washington Post, please state your question.

C. Stern I was just wondering given the fact that it's perceived that it's a higher risk that you guys won't get regulatory approval vis-a-vis News Corp if you're throwing anything in to make the deal, to compensate for that risk in terms of cash or anything else or any other proposal to acquire or guarantee to acquire any other part of the company?

C. Ergen Chris, at this time we're not ... we did have discussions about that sort of thing earlier with the DirecTV management team, but they were not enthusiastic about our offer of cash and regardless of regulatory approval or not we were going to buy PanAmSat regardless. So that is not in this particular deal, but again we're confident that regulatory approval will be forthcoming and of course obviously in this particular case we paid a premium for their stock and obviously the synergies are compelling. So nobody can guarantee regulatory approval. No CEO can sit in the stand regardless and say you're a slam dunk deal for regulatory approval. But I think that particularly if you compare us to the alternatives this is going to be an attractive deal for regulators because we're just not involved in the cable industry and we don't own programming and we just have one option in mind is to go compete. And cable's getting stronger, they completed the transition to digital and they're consolidating now as an industry and it's a foregone conclusion that AT&T will be sold off or broken up and sold off to the other cable operators. And we have to be proactive and make sure our industry gets a fair shake and people may try to make it out as number one and number two, this is number three and number seven. Since you're in Washington you know that this is really about the pay TV market, it's not about the satellite market.

C. Stern                   Okay, thank you.

Operator Alex Crippen of CNBC World, please state your question.

A. Crippen                 Good afternoon. What would happen to EchoStar if News
                           Corp gets DirecTV? Is that something you're worried about?

C. Ergen Well, I think we would continue on doing the things and focusing on the business that we have. I mean we have two-thirds of all the net subscribers second quarter this year against a tough company from General Motors so we continue on and focus on our business. Having said that I don't think we would be as an effective competitor as we could otherwise be to the cable industry.

A. Crippen                 Okay. Thank you very much.

Operator Chris Hudson of The Denver Post, please state your question.

C. Hudson                  Thanks. The main question is was there a particular,
                           I know there are many events, but was there a particular event that touched off the timing of this?
                           I don't know if this is in any way related to the AT&T/ComCast offer, that that had any role here?

C. Ergen Chris, we have been trying to work with DirecTV on a consolidated basis for about two years and we actually had gotten a fair degree of support from a previous management team that's no longer there and so we've been in active discussions until the last couple of weeks


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


                           when we were informed that they were not enthusiastic about the deal. So it's not something we thought up last week or last month and the timing's particularly critical because we are getting ready to launch our next high powered DBS satellite for local to local which spot beams as is DirecTV and those satellites need to be situated so that we can get some synergy between those two satellites. And if we wait too long and those satellites get firmly entrenched in different orbital locations and on different systems, then it become much more difficult and much more expensive to try to put these companies together when everybody else sees the consolation in cable and realizes that we have to put these things together. So that's why we're being proactive about it. But it's nothing new, we've been trying to, we made no secret of our desire to combine with Hughes Electronics for a long time.

C. Hudson                  Yeah, I recall that. But was there any influence
                           whatsoever from the ongoing consolidation in cable?

C. Ergen Yes, in terms of many other ... the consolidation in cable, the fact that they pretty much deployed digital across the country today, the fact that they do a great job with broadband, something that we don't do very well as a satellite industry yet. Those are all, long story short, we know we have a competitor that maybe was a little asleep at the wheel five years ago, but they're not now and we know they're getting bigger and stronger and we have to get bigger and stronger as well.

C. Hudson                  Okay, thanks.

Operator Monica Hogan of Multi-Channel News, please state your question.

M. Hogan Are you at all concerned that potential subscribers might shy away from buying a new DBS system until there's some sort of resolution as to who's going to own DirecTV?

C. Ergen Not really, Monica. I guess that could be a real minor occurrence, but I don't know that the consumer gets educated enough about this story, primarily it's going to be in the financial press, I'm not sure that it really gets home to the average American. So I only speak for EchoStar, we're confident of generating robust sales this fall.

M. Hogan                   Thanks.

Operator Al Clendenning of Associated Press, please state your question.

A. Clendenning             I'm wondering about what you see employment for the
                           combined company out there? The figures I drew up was you guys have about 1,100 and Hughes 9,000. What sort of cuts would we have and what would we end up with?

C. Ergen I think there probably would be obviously some consolidation and synergy more in the management ranks where you have people doing the same job. I would actually think we'd increase employment because in our company's case we do all of our own customer service and installation for example and they usually use a third party for that. So we would want to convert them over to our system of taking care of the customers directly instead of using a third party, that would actually increase employment. But certainly on a management side there would be some cuts and consolidation and that's where the big savings are of course.

A. Clendenning             Thank you.

Operator Steve Caulk of Rocky Mountain News, please state your question.

S. Caulk Hi, Charlie. Where would this new company be headquartered and who would run it?




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


C. Ergen That would certainly be discussed, but we would certainly have a strong preference for Denver, Colorado and we would have a strong preference for the EchoStar management team and I think it has been proven over the last three or four years [inaudible] business [inaudible] DBS business and obviously there's a role for [inaudible] folks as well and certainly going to have operations spread across the country, but we have a preference for Denver.

S. Caulk Charlie, would anybody have more voting power than you?

C. Ergen                   What's that?

S. Caulk Would anybody have more voting power than you? I mean you said you would have 30% of the vote.

C. Ergen Yes, the GM and GMH shareholders would have 66% of the vote, so as a combined entity they would have quite a bit more power, or more votes.

S. Caulk Okay. If this were to fall through would it be possible to continue to pursue this with whomever ended up with Hughes Electronics? If that were News Corp for instance, could you continue to negotiate with them?

C. Ergen I don't think that would be likely. I think any deal is going to take maybe as long as a year [inaudible] no matter who ends up with this company so I think the longer it goes the less likely it is. If you could get some of the synergies that we're talking about without added cost, so we should have done this deal months ago and [inaudible] again.

S. Caulk                   Thanks, Charlie.

Operator John Haggins of Broadcasting & Cable, please state your question.

J. Haggins                 Two items. One could you describe a little bit better
                           for us the discussions you had with DirecTV over recent months? And, two, I guess the big antitrust issue to me would be the rural areas where some areas where the satellite companies are the only video outlet providers and the other areas where the cable is, 20-30 channels isn't much of a competitor.

C. Ergen I guess I would describe the conversations with DirecTV over the past several months as cordial conversations with not much input from them. Not a lot of enthusiasm from them, but they listened. We did not have senior executives of General Motors or board members from General Motors, we did have a representative from General Motors in most of those meetings. Obviously those did not turn into any kind of serious talks which is why we've now gone to the General Motors level to make sure that all the information going to them is unfiltered and it's out there in the public domain so that there's nothing hitting here.

J. Haggins                 What kind of filter do think was being put on your
                           information?

C. Ergen I have no idea of any filter was being put on it. I can't speculate on that. I just know that the powerful economics of this deal I thought would have brought a more enthusiastic response from General Motors. But we can't take the chance that they haven't been able to see some of the things that we've seen and we need to be sure that we're talking to them directly.

                           The second part of your question ... I agree with you that from a regulatory point of view that the major safeguard, the concern here would be rural companies who have no access to cable ... rural customers who have no access to cable. That's only a handful of customers, a handful, several million as cable passes about 95% of the homes, but I think you have to put safeguards in place. I think it's very easy to, I think we certainly are willing to go to a nationwide pricing scheme where the people in rural America get exactly the same price as the lowest customer in America where there's robust competition with the incumbent cable operator. So I think that protects the customer, but as an added benefit because we put these two companies together, that same rural customer is going to be able to get high speed internet broadband access through satellite. That same customer's going to be able to get high definition television. He may be able to get his local to local channels from a city, he may be in rural Colorado and be able to get the Denver channels because we're able to efficiently do it with these combined combinations. So it's a better deal for customers overall in rural America and we can safeguard them against any abuses by going to nationwide pricing. That's the kind of thing, positive dialog I think we can have with regulatory authorities and something that I think some of the skeptics haven't taken into consideration.

J. Haggins                 Thanks.

Operator Christine Nuzum of Dow Jones Newswires, please go ahead.

C. Nuzum I was wondering if there's a possibility of you all adding cash to the bid? I know that originally Hughes had wants cash offered to shore up their balance sheet.

C. Ergen We thought they wanted cash too and we actually offered them $5.5 billion of cash on our previous negotiations with them and again they weren't enthusiastic about that. So that's not to say that if General Motors came back and wanted to fine tune a proposal and it has an element of cash in it that's certainly something that we would entertain and have discussions on.

C. Nuzum                   Thanks.

Operator George Szalai of Bridge News, please state your question.

G. Szalai                  Hi, Charlie, a quick question on the timing of the
                           event you expect going forward. How long do you think it's going to take to hear back from the GM board and how long would you expect the regulatory review to take if GM really decides to take you up on the offer?

C. Ergen We'd hope we hear back something very shortly and hopefully it's positive so we can have further discussions. We're certainly prepared to meet any time, any where. From a regulatory point of view I think that anybody ... I think the regulatory process is about the same no matter who would acquire, use electronics and that review period is probably somewhere between six months and a year. I wouldn't think our particular deal is as complicated for example as AOL/Time Warner was which took exactly one year to the day, so I think it will be less than a year, but you never know. You don't have control of that process and I think these kinds of things historically have taken about nine months.

G. Szalai                  One quick follow up. I was wondering has News Corp
                           approached you guys at all in offering any kind of concessions for you guys to back away from any offers or has there been no talks like that at all?

C. Ergen                   No, we're not engaged in any talks with News Corp.

C. Szalai                  Thank you.

Operator Luke Collins of Australian Financial Review, please state your question.

L. Collins                 Mr. Ergen, how are you?

C. Ergen                   Good.

L. Collins To follow up on that last question, there's been a lot of other numbers used, you talked about licensure with Mr. Murdock? Could you characterize the state of the relationship and in that respect why for example a deal similar to the one you were trying to strike with Direct might not have been struck between Hughes and yourself?

C. Ergen I think we have a very cordial relationship in terms of Mr. Murdock and myself and I can only speak for myself, but I highly respect Mr. Murdock and what he has accomplished and how he's built his business and the way he has been able to take a lot of chances and do a lot of things that people didn't think he could do. And I've learned a lot from my association with him and still value that. Having said that, we have to do what's good for our shareholders and he has to do what's good for his shareholders and we probably both see a very good asset in Hughes Electronics that we both would like to have for our shareholders and I think in some ways we think alike. And that sometimes makes for conflicts in the business world, but that is what it is. Just because I happen to respect Mr. Murdock very much doesn't mean that I wouldn't try to do the best thing for my shareholders.

L. Collins                 Yeah. And do you think ... there has been a lot of
                           talk about the way to market for the pay TV industry market [inaudible]. Do you think that the argument in relation to the potential News Corp deal with Direct just caps to some degree News Corp's large presence in the freeware market which obviously alters the balance in terms of the total U.S. TV sector.

C. Ergen                   I think ... you're talking about regulatory?

L. Collins                 Yeah.

C. Ergen I think the key question for us is do regulators look at the pay TV market overall or are they just saying DBS is the only pay TV market out there? And obviously if they look at it overall, again the third and seventh largest operators that's not going to be a major problem. Even if they look at the market in rural areas we think we have some ways to accommodate the safeguards there and we think that's the way to look at it. News Corp would probably be a whole different set of regulatory issues. The biggest issue is would News Corp really have incentives to compete against cable? They own the programming, they would only own a minority position of DirecTV so they would have a huge incentive to raise prices of programming, they'd have a huge incentive to work with cable operators who have 68 million subscribers for them versus the 10 million in DirecTV. And of course they already own broadcasting, now two stations with KrissKraft in some markets, they own studios, that's a formidable market tower. It would be a whole different set of issues and in terms of foreign ownership in terms of News Corp not being an American company yet owning so much broadcasting so that would just be different issues that certainly would go on for a long period of time. And I don't think anybody at News Corp could guarantee regulatory approval just as I don't think we can. Having said that, regulatory approval we think in our case would be forthcoming.

L. Collins                 Last question. How have the fund managers reacted
                           this morning?

C. Ergen I don't actually know. I've been in meetings the whole time, but I heard that our stock has held up particularly well given what normally happens in mergers of this case. And again we just presented our information to the analysts and I think it's going to take a few days for people to digest the information and they're either going to view this as credible or they're not and obviously we think it's credible. And I think if we get positive response from General

                           Motors that the markets will react well, both at the GMH level and at the EchoStar level.

L. Collins                 Thanks.

Operator                   Justin Cole of AFX News, please state your question.

J. Cole Hi, Mr. Ergen. I was just wondering, apart from the, you highlighted what you see some of the benefits to rural consumers in terms of how regulators would look at this, but are there any other areas that you see that would sort of benefit your case going before the regulators?

C. Ergen Well sure, and by the way this is the last question I can take unfortunately. But we can double or triple the market that we go into and again where we don't offer the local broadcast channels via satellite, in other words your customer has to use an off antenna which is a 1950s technology that customers don't want to use anymore then we're not truly effective competition against cable and while we get a few customers because there are some people who will put up an off antenna or just not watch local broadcast stations, it's not nearly a competitive threat to keep cable rates down. Let's just take an example.

                           For the last 10 years, for the last seven years while we've been a DBS industry, cable rates have gone up at 2 1/2 times the rate of inflation even though we had hoped to have effective competition to them. We just haven't been able to hold those rate increases down. The only way we're going to be able to do that is to be able to compete on an equal playing field, get critical mass and scale and get the same kind of programming prices that they're getting and add things like local cities for local channels which takes capacity to do it.

                           The second thing we've got to do is go out and give addition services to consumers that they can't get from cable today. Those kind of services are things like high definition television. You're never going to see high definition television in the United States unless it's a local broadcaster in the cable industry because they don't have an incentive to go out there and put it up there, but we will do that via satellite and we won't discriminate against you whether you're in rural America or in the city because our signal goes everywhere. And then you have things like satellite broadband and interactivity and other things that we can, specialty channels, educational channels, foreign language channels, things that we can do with the capacity that we otherwise wouldn't be able to do and that may not be available on cable because there's not a lot of money in it, but it's a good customer service and gives you good customer retention.

                           Thank you very much for joining us. I hope we had a chance to answer most of your questions and our PR representatives and so forth will be available for you if you didn't get all of your questions answered. Thanks a lot.

Operator Ladies and gentlemen, this does conclude our conference call for today. Thank you for participating, you may all disconnect now.